Berkshire Hathaway Energy Company
666 Grand Avenue, Suite 500
Des Moines, Iowa 50309-2580

May 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Berkshire Hathaway Energy Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, which was filed with the U.S. Securities and Exchange Commission on May 6, 2016.

Very truly yours,

/s/ Patrick J. Goodman
Patrick J. Goodman
Executive Vice President and Chief Financial Officer
(principal financial and accounting officer)